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                              September 30, 2021

       Jasper Bos
       Chief Executive Officer
       Forbion European Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: Forbion European
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001874495

       Dear Mr. Bos:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS submitted September 3, 2021

       Capitalization, page 104

   1. We note that you are offering 10,000,000 Class A shares as part of your initial public offering of units, but
only show 9,339,805 Class A ordinary shares subject to possible redemption in your
Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
10,000,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Jasper Bos
Forbion European Acquisition Corp.
September 30, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-4079 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameJasper Bos
                                                             Division of
Corporation Finance
Comapany NameForbion European Acquisition Corp.
                                                             Office of Real
Estate & Construction
September 30, 2021 Page 2
cc:       Leo Borchardt
FirstName LastName